UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
August 25, 2017
(correcting order dated August 14, 2017)

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Endocyte, Inc.
File No. 001-35050 - CF#35135

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Endocyte, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.1 to a Form 10-Q filed on May 10, 2017 and requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10.2 to a Form 10-Q filed on August 8, 2014 as modified by the same contract refiled with fewer redactions as Exhibit 10.1 to a Form 10-Q filed on August 9, 2017.

Based on representations by Endocyte, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1 to Form 10-Q filed May 10, 2017	through May 10, 2027
Exhibit 10.2 to Form 10-Q filed August 8, 2014	through May 10, 2027
Exhibit 10.1 to Form 10-Q filed August 9, 2017	through May 10, 2027

For the Commission, by the Division of Corporation Finance, pursuant to Delegated Authority:

Brent J. Fields
Secretary